Exhibit 3.1

AMENDMENT TO THE
CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
OF THE SERIES H-4 CONVERTIBLE PREFERRED STOCK OF DROPCAR, INC.

This Amendment to the Certificate of Designation of Preferences, Rights and Limitations of the Series H-4 Convertible Preferred Stock (this “Amendment”) is dated as of December 20, 2019.

WHEREAS, the board of directors (“Board of Directors”) of DropCar, Inc., a Delaware corporation (the “Company”), pursuant to authority granted to it by the certificate of incorporation of the Company, has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 30,000 authorized shares of preferred stock, classified as Series H-4 Convertible Preferred Stock (the “Series H-4 Preferred Stock”) and the Certificate of Designations, Preferences and Rights of the Series H-4 Convertible Preferred Stock (the “Certificate of Designation”) was filed with the Secretary of State of the State of Delaware on March 8, 2018, evidencing such terms;

WHEREAS, the holders (the “Holders”) are the record and beneficial owners of certain shares of Series H-4 Preferred Stock, issued pursuant to that certain (a) Securities Purchase Agreement, dated as of March 8, 2018, by and between the Company and the purchasers party thereto and (b) the Certificate of Designation;

WHEREAS, pursuant to Section 17(b) of the Certificate of Designation, any of the rights, powers, preferences and other terms of the Series H-4 Preferred Stock may be waived or amended on behalf of all holders of Series H-4 Preferred Stock by the affirmative written consent or vote of the holders of at least two-thirds of the shares of Series H-4 Preferred Stock then outstanding (the “Required Holders”);

WHEREAS, the Holders constitute the Required Holders pursuant to the Certificate of Designation and have consented in writing, in accordance with Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”), on December 20, 2019, to this Amendment on the terms set forth herein;

WHEREAS, the Board of Directors has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders; and

WHEREAS, the Holders have agreed to convert their shares of Series H-4 Preferred Stock into shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) pursuant to Section 3 of the Certificate of Designation, as amended by this Amendment, upon receipt of Shareholder Approval (as defined below).

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designation as follows:

1. Capitalized Terms. Unless otherwise specified in this Amendment, all terms herein shall have the same meanings ascribed to them in the Certificate of Designation.

2. Amendment to Section 18(h). Section 18(h) of the Certificate of Designation is hereby amended and restated in its entirety as follows:

“Conversion Price” shall initially mean, with respect to each Preferred Share, as of any conversion date or other applicable date of determination, $2.355, subject to adjustment as provided herein, but shall be amended to be equal to $0.50, upon receipt of shareholder approval pursuant to Nasdaq Listing Rule 5635(a) (“Shareholder Approval”). Such Conversion Price, and the rate at which the Preferred Shares may be converted into shares of Common Stock, shall be subject to adjustment as provided herein. For the avoidance of doubt, any adjustments made to the Conversion Price after December 20, 2019 but prior to receipt of Shareholder Approval shall be made equitably and proportionately to the Conversion Price following Shareholder Approval.”

3. Amendment to Section 3(f). Section 3(f) of the Certificate of Designation is hereby amended and restated in its entirety to add a new Section 3(f) as follows:

“3(f)       Each Preferred Share shall, automatically and without further action on the part of any holder thereof, be converted effective upon, subject to, and concurrently with, the receipt of the Shareholder Approval, into a number of fully paid and nonassessable shares of Common Stock calculated based on the then-applicable Conversion Rate (after giving effect to the amendment thereto occurring upon receipt of the Shareholder Approval as provided in Section 18(h)). Each holder of any Preferred Shares converted pursuant to this Section 3(f) shall deliver to the Company during regular business hours at the office of any transfer agent of the Company for the Preferred Shares, or at such other place as may be designated by the Company, the certificate or certificates for the shares so converted, duly endorsed or assigned in blank or to the Company. As promptly as practicable thereafter, the Company shall issue and deliver to such holder, at the place designated by such holder, a certificate or certificates for the number of full shares of the Common Stock to be issued and such holder shall be deemed to have become a stockholder of record of Common Stock on the date of receipt of the Shareholder Approval unless the transfer books of the Company are closed on that date, in which event he, she or it shall be deemed to have become a stockholder of record of Common Stock on the next succeeding date on which the transfer books are open.”

4. No Other Amendment. Except for the matters set forth in this Amendment, all other terms of the Certificate of Designation and the Preferred Shares shall remain unchanged and in full force and effect.

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IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed by its duly authorized representatives.

DROPCAR, INC.

By:	/s/ Joshua Silverman
Name:	Joshua Silverman
Title:	Chairman of the Board